EXHIBIT 77C

FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")

Meeting of Shareholders

On April 15, 2011, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund. The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

 Name            For          Withheld
 David Gale      9,097,979    224,165
 Karen H. Hogan  9,084,010    238,134

Donald F. Crumrine, Morgan Gust and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.